[CSX & Conrail Letterhead]


January 22, 1997


Mr. David R. Goode
Chairman, President and
  Chief Executive Officer
Norfolk Southern Corporation
Three Commercial Place
Norfolk, Virginia 23510-2191


Dear David:

     Thank you for your letter of January 21, 1997. It certainly is timely in light of Chairman Morgan's very positive suggestions that we work together to best serve the public's interest.

     We are fully committed to the CSX/Conrail merger. We believe our merger, together with your participation, will enable us to best serve the interests of all our constituencies, preserve our merger synergies and yield a procompetitive result. We recognize that you have a different view of our merger; nevertheless, we should, as Chairman Morgan urges, meet and talk. This can and should be done without any preconditions that would limit our discussions or otherwise prejudice our respective positions.

     Let us be very clear, no one should interpret from our meeting that either party has changed its position. Our objective, which we are sure you share, is to assure that the public's interest in strong, viable competition is met. We want no winner or loser, other than to be sure that the public is a winner.

     We sincerely hope with all that is at stake that we can begin meaningful and candid discussions. We look forward to meeting with you at your earliest convenience and will be in contact with your office to arrange a mutually convenient place and time.

                     Sincerely,

                     John W. Snow                 David M. LeVan
                     Chairman, President & CEO    Chairman, President & CEO
                     CSX Corporation              Conrail Inc.